INVEST IN **PEOPLE FINANCE**

The future of neo-banking starts with People!


People Finance

peoplefinance.co Des Moines Iowa

Technology | Fintech & Finance | B2C

LEAD INVESTOR



Mike Brown FinTech executive, advisor, and angel investor

I've worked in financial services as both a direct employee and consultant for the past 20 years. During that time, I've worked with hundreds of companies from one-man shops to the largest banks and non-banks in the world. All but a handful of these companies were near exclusively focused on maximizing revenue. From a capitalistic perspective, there is absolutely nothing wrong with that. However, from a practical real-world perspective, this revenue maximization nearly universally comes at the expense of and to the detriment of the customer. There are nearly unlimited examples of financial institutions legally (and illegally) working against their customers' best interests.

People Finance is different. Anthony and team are focused on building a successful and profitable company WHILE simultaneously doing right by their customers. Their focus on leveling the playing field for the small/retail customer by building a people first Web3 FinTech that provides best in class products while sharing the upside is unlike any other company I've seen.

When I initially invested in People Finance it was only a vision. Now, less than a year later, the team has already built a functioning beta version of their iOS app along with a web portal that enables both stock and crypto trading in an easy-to-use interface. I'm excited to take part in this newest round of funding that will enable the team to launch their banking products, Android app, and dramatically expand their userbase.

Invested $25,000 this round & $25,000 previously

Highlights

1. A member-owned neo-bank and investment platform
2. FDIC insured banking products
3. 6% high-yield Savings Accounts with no exposure to crypto or stocks.
4. 0% to Low APR Credit Cards for our members
5. 1,000+ limited beta users, plus, 12,000+ on our waitlist for banking services.
6. Banking + Transparency is our game.
7. Our goal is to have 25k member-owners with $3m in ARR by EOY 2023 (not guaranteed)
8. Trade Stocks, Bonds, and Crypto right from your FDIC-insured checking account.

Our Team



Anthony Hughes CEO

Before starting People Finance, Anthony bootstrapped two startup consultancies to $1.3m ARR before exiting. Former top performing sales leader at Yahoo and Navex Global. D1 Wrestler and 8x National Team Member

I started People Finance because through Fraud, Waste, and Abuse, financial institutions such as banks, fintechs, and crypto companies have eroded the trust of their customers over the last several years.



Sina Ghazi VP of Product

Former CIO of NICI Brokerage and Product Manager at Jacquard where he led the rollout of an API Banking Platform and created real-time business analytical reports for a dataset of 5 million+ active customers.



Niko Hughes Strategic Growth Advisor

Prior to Stonks Trading Cofounded + Bootstrapped two startups to $1m+ in ARR. Revenue Generation + User Acquisition expert who's helped 35+ tech companies reach acquisition, venture rounds and/or profitability. Board Member KAGWERKS. US Army Officer.



Carsten Carlsen Chief of Staff

Chief of Staff at the Hughes' two consulting companies. Pivotal in helping the team reach $1M+ in ARR. Varsity College Wrestler. Brazilian Jiu Jitsu Black Belt and owner of Renzo Gracie Des Moines.

Pitch

The Future of Banking Starts with People

Fraud, Waste, and Abuse by financial institutions have led to an erosion of trust among their customers in recent years. Customer of banks, fintech companies, and crypto companies have all been affected by these issues.

The Problem

Through Fraud, Waste, and Abuse, financial institutions such as banks, fintechs, and crypto companies have eroded the trust of their customers over the last several years.

Where things breakdown

- FinTech and Crypto banking products engage in unchecked risk practices
    - Funds are not held in an FDIC Insured account
    - Customers who use these companies think their money is safe when in reality their deposits are exposed to highly volatile assets.
    - Liquidity crunch and runs affect customers deposits.

The unchecked risk practices of FinTech and Crypto banking products can put customers' deposits at risk. Companies often do not hold funds in FDIC-insured accounts, leaving customers vulnerable to the volatility of the assets in which their deposits are invested. This practice can lead to liquidity crunches and runs on deposits, leaving customers without access to their own funds. Customers often mistakenly believe that their deposits are safe when, in reality, they are exposed to significant risk.

Where things break down:

Lack of Transparency

- FinTech and Crypto customers don't have visibility into the accounts that hold their funds.
- FinTech and Crypto companies that offer high-yield savings accounts have been notorious with lying to their customers about use of funds.
- Some big US banks fraudulently open accounts for their customers to boost their bottom line
- Crypto companies…where to begin?

People Finance is a Financial Technology company that is dedicated to providing customers with the best rates on banking products, while also ensuring full transparency and open access of customer funds. Our products give our members peace of mind and trust in our services by offering 24/7 access and complete visibility into the accounts holding our customers' funds, with no exposure to volatility. We believe in building products that are not just about the best rates, but also about the security, transparency, and accessibility of the member's funds. Our goal is to create a transparent and reliable banking experience for our members.

The Solution

People Finance is a Financial Technology company building products that not only offer the best rates on banking products for our customers but full **24-hour access** and transparency of customer funds with no exposure to volatility.

What we do

- Banking Products
- Member-Owned
- Banking + Transparency

Our flagship product, a 6% High-Yield Savings Account, offers customers the opportunity to earn a competitive interest rate on their savings, while simultaneously granting liquidity if so needed. The interest rate for this account is based on a combination of factors, including; the Current Federal Funds Rate, short-duration treasuries, and revenues generated from other banking and investment products offered by our company.

We ensure that all of our customers' funds are FDIC insured, providing an additional layer of security and peace of mind. With our flagship product, our customers can enjoy a high-yield savings experience while knowing that their funds are protected and backed by the Federal Deposit Insurance Corporation. We are committed to providing customers with a safe and secure banking experience, while also offering them the opportunity to earn a competitive interest rate on their savings.

Our flagship product - 6% High-yield savings account

- All of our customer funds are FDIC insured and pay-yield based off:
  - Current Federal Fund Rate
  - Short-duration treasuries
  - Revenues from other company banking and investment products

Why we believe in a member-owned model:

Our goal is to have 25,000 member-owners for several reasons.

First, it aligns the interests of the company and its users. When the company grows, the member's stake grows with it. As member-owners, users have a vested interest in the success of the company and will be more likely to use and promote its products and services. This mutual benefit leads to increased customer loyalty and retention.

Second, the member-owner relationship can create a sense of community and belonging amongst users. Specifically in the People Finance community, we hold regular live AMA (Ask Me Anything) events, and hold chat space in which the community actively converses about the future of the company. Being this type of member-owner gives users a sense of ownership and responsibility for the company, fostering a sense of community among fellow members who share a common interest in all of our mutual success.

Third, creating an active member-owner partnership by hosting a member-only advisory board increases the company's visibility and breeds trust in the people who use our platform. Actively represented members are more likely to share their positive experiences with others, leading to increased brand awareness and a trustworthy reputation.

Member-Owned

We have a goal of 25,000 users who also own shares of

- we have a goal of 25,000 users who also own shares of
  People Finance. We call them member-owners.

Just one of our 300+ member-owners

"Love what the company stands for. Helping to bring a financial
institution to the people....for the people....by the people!!!"
                    - An OG Member-Owner

Having a strong customer base, fostering a sense of community, increasing visibility, instilling trust, and raising capital for the growth of the company are all important for the overall success of People Finance. A loyal and engaged member base leads us to increased revenue and profitability, while a positive reputation can attract new customers and business partners. Building a sense of community among members will also increase customer retention and loyalty. Lastly, raising capital through member-ownership can provide the company with the necessary funds to invest in growth and expansion. Overall, **having a goal of 25,000 member-owners is crucial for the long-term sustainability and success of the company.**

Why does this matter?

As the company grows, having 25,000 member-owners,
dramatically increases our reach, reduces churn, and builds
a large base of loyal customers.

The total addressable market for our product/service is 98% of Americans who have a demand deposit account, which is approximately 200 million people. Our target market penetration is 1%, which translates to approximately 2 million accounts. This represents a significant opportunity for growth and expansion in the demand deposit and high-yield savings account market.

Total Addressable Market

98% of Americans have a demand deposit account
1% Market Penetration
2m Accounts

Our current user base stands at 1,000 individuals, who are part of our limited beta testing phase. Additionally, we have a waitlist of 12,000+ individuals who are interested in our high-yield savings accounts. Notably, we have not spent any money on marketing yet, which is why these numbers represent a strong indication of customer demand for our product

Our Numbers

- 1,000 current users (limited beta)
- 12,000+ on waitlist for high-yield savings accounts
- $0 spent on marketing

Our Roadmap

- **March 2023: Launch 6% High-Yield Savings Account**
- June 2023: ShareDrop our first 25,000 customers shares of People Finance. Officially making them member-owers
- August 2023: Launch Checking Accounts with Debit Card
- November 2023: Launch a low APR People Finance Credit Card
- December 2023: 100k Checking and/or Saving Account Holders

- January 2026: Receive our Banking Charter

Forward-looking projections cannot be guaranteed.

How We Make Money

- $3/month per Savings Account
- 2% APY on deposits in Savings Account
- 1% interchange fees

Projected Monthly Revenue: 2023 (Not Guaranteed)

2% on Funds: $125,000/month

Savings Account Management Fee: $75,000/month

Interchange: $62,500/month

Use of Funds - $500k Raised

$150,000 (30%) - Engineering

$50,000 (10%) - Legal/Compliance

$150,000 (30%) - Marketing

$75,000 (15%) - Operations/Accounting

$37,500 (7.5%) - Emergency Burn

$37,500 (7.5%) - Wefunder Intermediary Fee

Important Disclosure and Clarifications:

"Since our last raise on Wefunder, we have built a trading platform from the ground up and have deployed the People Finance Beta App in both iOS and Web platforms".

At People Finance, transparency with our users and investors is our #1 core tenant. In that spirit, let us explain exactly what we are:

People Finance is a FinTech platform that partners with financial institutions to bring personalized products to our customers. Therefore, we are not a bank or investment platform.

People Finance is a financial technology company, not a bank. Banking services provided by Evolve Bank & Trust, Member FDIC. The People Visa Debit Card is issued by Evolve Bank & Trust pursuant to a license from Visa U.S.A. Inc. and

may be used everywhere Visa debit cards are accepted.

People Finance is a financial technology company, not a broker-dealer. Brokerage services are provided by Alpaca Securities LLC ("Alpaca"), member FINRA/SIPC, a wholly-owned subsidiary of AlpacaDB, Inc. This is not an offer, solicitation of an offer, or advice to buy or sell securities, or open a brokerage account in any jurisdiction where Alpaca is not registered (Alpaca is registered only in the United States).

Cryptocurrency services are made available by Alpaca Crypto LLC ("Alpaca Crypto"), a FinCEN registered money services business (NMLS # 2160858), and a wholly-owned subsidiary of AlpacaDB, Inc. Alpaca Crypto is not a member of SIPC or FINRA. Cryptocurrencies are not stocks and your cryptocurrency investments are not protected by either FDIC or SIPC.